UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2024

DHC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40130	98-1574798
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900 West Kirkwood Blvd

Suite 1400B

Southlake, TX 76092

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (214) 452-2300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	DHCAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	DHCA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	DHCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition

The information included in Item 8.01 of this Current Report on Form 8-K is incorporated herein by reference into this Item 2.02.

Item 8.01.	Other Events

In connection with the transactions contemplated under the Business Combination Agreement and Plan of Reorganization, dated September 7, 2023 (the “Business Combination Agreement”), by and between DHC Acquisition Corp., a Cayman Islands exempted company (“DHC”), BEN Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of DHC (“Merger Sub”), and Brand Engagement Network Inc., a Wyoming corporation (“BEN”) and, solely with respect to Section 7.21 and Section 9.03 thereof, DHC Sponsor LLC, a Delaware limited liability company, pursuant to which Merger Sub will merge with and into BEN (the “Merger,” and together with the other transactions related thereto, the “Transactions”), with BEN surviving the Merger as a direct wholly owned subsidiary of DHC, DHC is voluntarily filing its unaudited pro forma consolidated financial information giving effect to the Transaction for the year ended December 31, 2023 as Exhibit 99.1 hereto, which is incorporated herein by reference into this Item 8.01.

Neither of DHC’s or BEN’s independent registered public accounting firm has completed its procedures with respect to the audit of their respective financial statements for the year ended December 31, 2023.

Item 9.01.	Financial Statements and Exhibits.

(b) Pro Forma Financial Information.

The unaudited pro forma consolidated financial information of DHC giving effect to the Transaction, is attached hereto as Exhibit 99.1.

(d) Exhibits.

Exhibit No.	Description

99.1	DHC’s Unaudited Pro Forma Condensed Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DHC Acquisition Corp.

Dated: March 8, 2024	/s/ Chris Gaertner
Chris Gaertner
Co-Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On September 7, 2023, DHC Acquisition Corp, a Cayman Islands exempted company (“DHC” or the “Company”), BEN Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of DHC (“Merger Sub”), and Brand Engagement Network Inc., a Wyoming corporation (“BEN”), and, solely with respect to Section 7.21 and Section 9.03 of the Business Combination Agreement (as defined below), DHC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into BEN (the “Business Combination”), with BEN surviving the merger as a direct wholly owned subsidiary of DHC. In connection with the Business Combination, and as further described below, DHC will change its name to “Brand Engagement Network Inc.” (“New BEN”).

DHC is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 combines the historical unaudited balance sheet of DHC as of December 31, 2023 with the historical unaudited consolidated balance sheet of BEN as of December 31, 2023 on a pro forma basis as if the Business Combination and the other related events contemplated by the Business Combination Agreement, summarized below, had been consummated on December 31, 2023.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical unaudited statement of operations of DHC for the year ended December 31, 2023 with the historical unaudited consolidated statement of operations of BEN for the year ended December 31, 2023 on a pro forma basis as if the Business Combination and the other related events contemplated by the Business Combination Agreement, summarized below, had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information should be read together with the financial and other information relating to DHC and BEN contained in the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 originally filed by DHC with the Securities and Exchange Commission on October 17, 2023, as amended and supplemented (the “Proxy Statement/Prospectus”).

Description of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into BEN (“the Business Combination”), with BEN surviving the Business Combination as a wholly owned subsidiary of DHC and DHC will be renamed “Brand Engagement Network Inc.” Upon the consummation of the Business Combination, all holders of BEN Common Stock will have the right to receive a number of shares of New BEN Common Stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio, resulting in an estimated 25,641,300 shares of New BEN Common Stock being issued to equity holders of BEN immediately prior to the Closing, and all holders of BEN options (including compensatory warrants) will have the right to receive an estimated 3,511,295 shares to be reserved for the potential future issuance of New BEN Common Stock upon the exercise of New BEN’s options (including compensatory warrants) based on the following events contemplated by the Business Combination Agreement:

•

the conversion of each outstanding BEN stock option, whether vested or unvested, into an option to purchase a number of shares of DHC Common Shares equal to the product of (x) the number of shares of BEN common stock underlying such BEN stock option immediately prior to the Closing and (y) the Exchange Ratio, at an exercise price per share equal to (A) the exercise price per share of BEN common stock underlying such BEN stock option immediately prior to the Closing divided by (B) the Exchange Ratio.

Other Related Events in connection with the Business Combination

Other related events that are contemplated to take place in connection with the Business Combination are summarized below:

•

BEN and AFG have entered into the Reseller Agreement providing for, among other things, AFG to act as the Company’s exclusive reseller of certain Products of the Company on terms and conditions set forth therein and, as partial consideration to AFG for such services to the Company, BEN shall issue a number of shares of its common stock to AFG as of immediately prior to Closing with an aggregate value of $17,500,000 as of the issuance date, and (ii) BEN and the AFG Investors have entered into the Subscription Agreement providing for, among other things, the purchase of shares of BEN’s common stock in a private placement by the AFG Investors as of immediately prior to the Effective Time in exchange for $6,500,000 in cash contributed to BEN (such shares, to the extent issued in accordance with the Subscription Agreement after giving effect to the AFG Interim Financing and outstanding as of immediately prior to the Effective Time, the “AFG Subscription Shares,” and together with the AFG Reseller Shares, the “AFG Shares”), in each case, subject to and contingent upon the consummation of the Business Combination. Additionally, at the Effective Time, New BEN will issue to AFG a non-transferable warrant to purchase up to 3,750,000 shares of New BEN Common Stock at a price of $10.00 per share (“AFG Warrant”), with AFG’s right to exercise such warrant vesting based upon revenues earned from the sales of BEN products paid by AFG to BEN pursuant to the Reseller Agreement. The effect of the AFG Warrant is excluded from the unaudited pro forma condensed combined financial information.

•

In addition, on September 29, 2023, AFG purchased 456,621 shares of BEN Common Stock at $2.19 per share for an aggregate purchase price of approximately $1.0 million (the “AFG Interim Financing”) and, in accordance with the terms thereof, AFG’s obligation to purchase shares of BEN Common Stock immediately prior to the Effective Time under the Subscription Agreement has been reduced by $1,000,000. On October 15, 2023, Genuine Lifetime LLC, a Wyoming limited liability company, purchased 1,826,484 shares of BEN Common Stock at $2.19 per share for an aggregate purchase price of approximately $4.0 million (the “GL Interim Financing”). BEN expects to use the proceeds for working capital and expenses related to the Business Combination.

Expected Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, DHC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of the combined company will represent a continuation of the consolidated financial statements of BEN with the Business Combination treated as the equivalent of BEN issuing stock for the net assets of DHC, accompanied by a recapitalization. The net assets of DHC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of BEN in future reports of the combined company.

BEN has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	BEN’s existing stockholders will have the greatest voting interest in the combined entity;

•	BEN’s senior management will be the senior management of the combined entity; and

•	BEN is the larger entity based on historical operating activity and has the larger employee base.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the combined company upon consummation of the Business Combination in accordance with U.S. GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of the combined company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and analyses are performed. DHC and BEN have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following summarizes the pro forma New BEN Common Stock issued and outstanding immediately after the Business Combination on a fully diluted basis:

	Share Ownership of Combined Company
	Pro Forma Combined(1)
	Number of Shares	% Ownership
BEN stockholders(2)(3)	22,724,635	67.4%
DHC’s public shareholders(4)	531,964	1.6%
DHC sponsor and affiliate(5)	7,339,835	21.8%
Interim Financing(6)	616,665	1.8%
AFG(7)(8)	2,300,000	6.8%
Advisors	200,000	0.6%

Total	33,713,099	100.0%

(1)	Reflects redemption of 1,921,922 shares of DHC Class A shares in connection with the special meeting of DHC shareholders held on March 5, 2024.
(2)

Excludes 1,039,884 shares of New BEN Common Stock, calculated based on an estimated Exchange Ratio of 0.2701 pursuant to the Business Combination Agreement, issuable upon the exercise of compensatory warrants to purchase shares of New BEN Common Stock to be converted from BEN compensatory warrants at Closing.

(3)

Excludes 2,471,411 shares of New BEN Common Stock, calculated based on an estimated Exchange Ratio of 0.2701 pursuant to the Business Combination Agreement, issuable upon the exercise of options to purchase shares of New BEN Common Stock to be converted from BEN Options at the Closing.

(4)

Excludes 10,315,024 shares of New BEN Common Stock issuable upon exercise of DHC Public Warrants. Reflects the transfer of 396,433 shares of DHC Class A Shares from the Sponsor and certain affiliates to DHC Public Shareholders following the Business Combination pursuant to Non-Redemption Agreements entered into in connection with the Extension Meetings.

(5)

Exclude 6,126,010 shares of New BEN Common Stock issuable upon exercise of DHC Private Placement Warrants and reflects the transfer of 396,433 DHC Class A Shares from the Sponsor and certain affiliates to DHC Public Shareholders following the Business Combination pursuant to Non-Redemption Agreements entered into in connection with the Extension Meetings.

(6)

Includes 123,333 and 493,332 shares of New BEN Common Stock, calculated based on an estimated Exchange Ratio of 0.2701 pursuant to the Business Combination Agreement, to be issued at the Closing in exchange for shares of BEN Common Stock purchased by AFG in the AFG Interim Financing and Genuine Lifetime LLC in the GL Interim Financing, respectively.

(7)

Includes 1,750,000 and 550,000 shares of New BEN Common Stock to be issued at the Closing in respect of BEN Common Stock issued prior to Closing in connection with the Reseller Agreement and, after giving effect to AFG’s $1.0 million credit in connection with the AFG Interim Financing, the Subscription Agreement, respectively. Excludes shares of New BEN Common Stock issued in exchange for shares of BEN Common Stock purchased in the AFG Interim Financing and GL Interim Financing.

(8)	Excludes 3,750,000 shares issuable pursuant to the AFG Warrant in connection with the Reseller Agreement.

The unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Warrants issued in connection with the Business Combination as such securities are not exercisable until 30 days after the Closing. There are also no adjustments for the estimated 3,511,295 shares reserved for the potential future issuance of New BEN Common Stock upon the exercise of New BEN options and warrants to be issued to holders of BEN options and compensatory warrants upon the consummation of the Business Combination, as such events have not yet occurred.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2023

	(Unaudited) DHC (Historical)	(Unaudited) BEN (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$40,167	$1,685,013	$5,427,763	A	$8,436,045
			1,283,102	B
Accounts receivable, net of allowance	—	10,000	—		10,000
Prepaid expenses and other current assets	1,667	201,293	—		202,960
Due from Sponsor	3,000	—	—		3,000

Total current assets	44,834	1,896,306	6,710,865		8,652,005
Property and equipment, net	—	802,557	—		802,557
Trust Account receivable	16,824	—	—		16,824
Cash and investments held in Trust Account	22,040,092	—	(20,756,990)	C	—
			(1,283,102)	B
Intangible assets, net	—	17,882,147	—		17,882,147
Other assets	—	1,427,729	(1,427,729)	D	—

TOTAL ASSETS	$22,101,750	$22,008,739	$(16,756,956)		$27,353,533

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$—	$1,282,974	$—		$1,282,974
Accrued expenses	7,370,094	1,637,048	4,709,615	E	13,716,757
Due to related parties	650,000	—	—		650,000
Deferred revenue	—	2,290	—		2,290
Short-term debt	—	223,300	—		223,300

Total current liabilities	8,020,094	3,145,612	4,709,615		15,875,321
Note payable - related party	—	500,000	—		500,000
Long-term debt	—	668,674	—		668,674
Warrant liabilities	328,820	—	—		328,820
Deferred underwriting fee payable	433,231	—	(433,231)	F	—

Total Liabilities	8,782,145	4,314,286	4,276,384		17,372,815

Class A ordinary shares subject to possible redemption	22,056,915	—	(20,756,990)	C	—
			(1,299,925)	G
Stockholders’ equity (deficit):
Preferred stock	—	—	—		—
Class A ordinary shares	—	—	—		—
Class B ordinary shares	774	—	(774)	H	—
Common stock	—	86,155	230	A	3,371
			14	G
			774	H
			20	I
			(83,822)	J
Additional paid-in capital	—	30,910,018	5,427,533	A	29,659,911
			(1,323,269)	D
			1,299,911	G
			(8,738,084)	H
			1,999,980	I
			83,822	J
Accumulated deficit	(8,738,084)	(13,301,720)	(104,460)	D	(19,682,564)
			(4,709,615)	E
			433,231	F
			8,738,084	H
			(2,000,000)	I

Total Stockholders’ Equity (Deficit)	(8,737,310)	17,694,453	1,023,575		9,980,718

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$22,101,750	$22,008,739	$(16,756,956)		$27,353,533

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2023

	(Unaudited) DHC (Historical)	(Unaudited) BEN (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	$—	$35,210	$—		$35,210
Cost of revenues	—	—	—		—

Gross profit	—	35,210	—		35,210

Operating expenses
Operating and formation costs	2,809,965	—	—		2,809,965
General and administrative	—	10,841,024	6,814,075	AA	17,655,099
Depreciation and amortization	—	637,990	—		637,990
Research and development	—	236,710	—		236,710

Total expenses	2,809,965	11,715,724	6,814,075		21,339,764

Net operating loss	(2,809,965)	(11,680,514)	(6,814,075)		(21,304,554)
Other income (expenses):
Interest expense	—	(56,515)	—		(56,515)
Interest income	—	15,520	—		15,520
Other	—	(9,757)	—		(9,757)
Change in fair value of warrant liabilities	(164,410)	—	—		(164,410)
Forgiveness of deferred underwriting fee	348,344	—	—		348,344
Interest earned on cash and investments held in the Trust Account	4,360,578	—	(4,360,578)	BB	—

Net other income (expenses)	4,544,512	(50,752)	(4,360,578)		133,182

Income (loss) before income taxes	1,734,547	(11,731,266)	(11,174,653)		(21,171,372)
Income taxes	—	—	—		—

Net income (loss)	$1,734,547	$(11,731,266)	$(11,174,653)		$(21,171,372)

Weighted average shares outstanding of Class A ordinary shares	9,779,707
Net income per share, Class A ordinary shares - basic	$0.10
Weighted average shares outstanding of Class B ordinary shares	7,736,268
Net income per share, Class B ordinary shares - basic	$0.10
Weighted average shares outstanding of Class A ordinary shares	2,057,453
Net income per share, Class A ordinary shares - diluted	$0.18
Weighted average shares outstanding of Class B ordinary shares	7,736,268
Net income per share, Class B ordinary shares - diluted	$0.18
Weighted-average shares of common stock outstanding, basic and diluted		76,399,513			33,713,099
Net loss per share - basic and diluted		$(0.15)			$(0.63)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, DHC will be treated as the “acquired” company and BEN as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of New BEN will represent a continuation of the consolidated financial statements of BEN with the Business Combination treated as the equivalent of BEN issuing stock for the net assets of DHC, accompanied by a recapitalization. The net assets of DHC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of BEN in future reports of New BEN.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives pro forma effect to the Business Combination and the other related events contemplated by the Business Combination Agreement as if consummated on December 31, 2023. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 give pro forma effect to the Business Combination and the other related events contemplated by the Business Combination Agreement as if consummated on January 1, 2023, the beginning of the earliest period presented, on the basis of BEN as the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read together with the financial and other information relating to DHC and BEN contained in the Proxy Statement/Prospectus forming a part of the Registration Statement on Form S-4 originally filed by DHC with the Securities and Exchange Commission on October 17, 2023, as amended and supplemented.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this Form 8-K. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New BEN’s additional paid-in capital to the extent of cash received. Transaction costs in excess of cash acquired are charged to expense and reflected as an increase in accumulated deficit.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

A.

Reflects $5.5 million in gross proceeds from BEN’s issuance of 550,000 shares of New BEN Common Stock (after giving effect to the Exchange Ratio) pursuant to the Subscription Agreement net of $0.1 million in issuance costs, after reducing AFG’s commitment as a result of the AFG Interim Financing. Also reflects the issuance of 1,750,000 shares of New BEN Common Stock pursuant to the Reseller Agreement with AFG.

B.	Reflects the liquidation and reclassification of $1.3 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general use by New BEN.

C.

Reflects $20.8 million of cash disbursed to redeem 1,921,922 shares of DHC Class A Shares in connection with the special meeting of DHC shareholders held on March 5, 2024 at a redemption price of $10.80 per share.

D.

Reflects reclassification of $1.4 million of deferred financing costs to additional paid-in capital as result of the Business Combination with $0.1 million charged to expense representing the excess deferred financing costs over cash acquired.

E.

Represents the accrual of an additional $4.7 million for estimated direct and incremental transaction costs. The remaining transaction costs of $7.3 million are included in the historical accounts payable and accrued expenses of DHC and BEN.

F.	Reflects the write-off of DHC’s deferred underwriting fee payable of $0.4 million.

G.	Reflects the reclassification of $1.3 million of DHC Class A Shares subject to possible redemption from temporary equity into permanent equity.

H.

Reflects the conversion of DHC Class B Shares into shares of New BEN Common Stock prior to Closing. In addition, represents the elimination of DHC’s historical accumulated deficit of $8.7 million concurrent with the Closing.

I.	Reflects the issuance of 200,000 shares of New BEN Common Stock to settle $2.0 million of DHC transaction expenses incurred concurrent with the Closing.

J.

Represents the issuance of 25,641,300 shares of New BEN Common Stock to holders of BEN Common Stock pursuant to the Business Combination Agreement to effect the reverse recapitalization at the Closing.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

AA.	Represents the transaction costs in excess of cash acquired that was charged to general and administrative expense had the Business Combination been consummated on January 1, 2023.

BB.	Reflects the elimination of interest income on the DHC Trust Account assets that would not have been earned had the Business Combination been consummated on January 1, 2023.

4. Pro Forma Net Loss per Share

Pro forma net loss per share is calculated using the basic and diluted weighted average shares of common stock outstanding of New BEN as a result of the pro forma adjustments. As the Business Combination is being reflected as if it had occurred on January 1, 2023, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

Year Ended December 31,
2023
(in thousands, except share and per share data)
Basic and diluted net loss per share
Pro forma net loss	$(21,171,372)
Weighted-average shares outstanding - basic and diluted	33,713,099
Basic and diluted net loss per share	$(0.63)

Pro forma diluted net loss per share does not reflect the following potential common shares as the effect would be antidilutive:

Year Ended December 31,
2023
DHC warrants	16,441,034
Compensatory warrants	1,039,884
Stock options	2,471,411